Kaixin Auto Holdings

December 12, 2022

VIA EDGAR

Mr. Robert Shapiro

Mr. Lyn Shenk

Ms. Alyssa Wall

Ms. Jennifer Lopez Molina

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kaixin Auto Holdings

Amendment No. 2 to Annual Report on Form 20-F for the Year Ended

December 31, 2021

Filed September 8, 2022

File No. 001-38261

Dear Mr. Shapiro, Mr. Shenk, Ms. Wall and Ms. Molina,

Kaixin Auto Holdings (the “Company”) hereby provide a response to the comments letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 15, 2022, regarding the Company’s Form 20-F for the year ended December 31, 2021 filed on April 29, 2022 (the “Form 20-F”), as amended by Form 20-F Amendment No.1 filed on May 27, 2022 and Form 20-F Amendment No.2 filed on September 8, 2022 (the “Second Amended Form 20-F”). Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended December 30, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and italics and have followed each comment with the Company’s response.

Form 20-F for the Year Ended December 31, 2021

Item 3. Key Information, page 4

1. We note your proposed revised future disclosure in response to comment 1. In future filings, please revise your disclosure to clearly indicate that you are regarded as the primary beneficiary of the VIEs for accounting purposes. Please include this disclosure early in Item 3 when describing your holding company structure and contractual arrangements with the consolidated VIEs as well as on pages 33 and 89. In this regard, any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please tell us what your disclosure will look like.

Response: The Company noted the Staff’s comments. In future 20-F filings, the Company will add the following sentence immediately following the first sentence of the second paragraph under Item 3:

“These contractual arrangements, which are not equivalent to equity ownership in the business of the VIEs, enable us to consolidate the financial statements of the VIEs and their subsidiaries under U.S. GAAP and we are regarded as the primary beneficiary of the VIEs for accounting purposes. Such contractual arrangements enable us to have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and realize, as the primary beneficiary, substantially all of the economic risks and the economic benefits of the business operations of the VIEs and therefore enable us to consolidate the VIEs under US GAAP for accounting purpose.”

In addition, in places where the Second Amended Form 20-F alludes to “control” or “effective control” over VIEs, including but not limited to page 56, page 89 and page 91, the Company proposes to make the following amendments, mutatis mutandis,

“…the contractual arrangements that ~~provide us with effective control over the VIEs~~ enable us to consolidate the financial statements of the VIEs and their subsidiaries under U.S. GAAP and to be regarded as the primary beneficiary of the VIEs for accounting purposes.”

2.	We note your proposed revised future disclosure in response to comment 2. Please expand your disclosure to discuss that, to the extent cash or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available for use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. Please tell us what your disclosure will look like..

Response: The Company will further revise in future filings the referenced disclosure on 33 of the Second Amended Form 20-F in response to the Staff’s comment as illustrate below:

Page 33 –

“…Risks Related to Our Corporate Structure

Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure. [To the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government.] …

…Moreover,we have no operations outside PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. The transfer of funds and assets among Kaixin Auto Holdings, its Hong Kong and PRC subsidiaries, and the VIEs is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. As a result of the above, to the extent cash or assets of our business, or of the PRC Operating Entities, is in the PRC or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets. ~~to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, its subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.~~”

* * * * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing and the Amended Form 20-F. If you have any questions, please do not hesitate to contact the Company at (+86) 10-6720-4948 or +86 13348377157 (mobile), or our securities legal counsel, Yu Wang at (+852) 3443-1150 (work) or (+852) 6386-1503 (mobile). If you have further comments, we ask that you forward them by electronic mail to our counsel Yu Wang at yu.wang@hk.kwm.com or by phone.

Yours sincerely,

Yi Yang

Chief Financial Officer

Kaixin Auto Holdings

9/F, Tower A, Dongjin International Center

Huagong Road

Chaoyang District, Beijing 100015

People’s Republic of China

cc:

Mingjun Lin, Chief Executive Officer

Kaixin Auto Holdings